AGENIX

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

05011553

82-34639

SEC#82-5258

SUPPL

19 September 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 19 September 2005.

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

dlw 9/30

AGENIX

19 September 2005

AGENIX ANNOUNCES RIGHTS ISSUE TO RAISE $9.85 MILLION

After close of trading on Friday 16 September 2005, Agenix Limited (**ASX:AGX**) lodged a prospectus for an underwritten non-renounceable rights issue ("Rights Issue") to raise $9.85 million (before the costs of the issue).

Rights Issue

The Rights Issue will offer 1 new share for every 4 shares held at the record date (27 September 2005) at an issue price of $0.25.

The Rights Issue provides existing shareholders the opportunity to subscribe for new shares at a discounted price. The closing date for acceptances is 17 October 2005.

The Rights Issue is underwritten by Intersuisse Limited.

There is also an invitation to apply for additional shares up to a maximum aggregate of $500,000.

Issue Proceeds

The proceeds will be used to fund the ongoing research, development and trials of ThromboView® until at least 30 June 2006, including:

- manufacturing scale up and supply of ThromboView® material required for Phase III clinical trials.
- ongoing ThromboView® clinical trial and other costs.

Appendix 3B

An Appendix 3B in respect of the shares to be issued under the Rights Issue accompanies this announcement.

ENDS

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: +61 7 3370 6300

Mr Neil Leggett
Finance Director
Agenix Limited
Ph: +61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Agenix Limited [ASX:AGX; OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing Phase II human trials in the United States and Canada. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 90 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of Agen Biomedical Limited, a wholly owned subsidiary of Agenix Limited.

www.agenix.com

Agenix Limited Prospectus, 16 September 2005

Please read the following carefully and click on the 'I AGREE' button before proceeding to the Prospectus.

Disclaimer

A Prospectus in relation to an invitation to subscribe for securities in Agenix Limited (**Company**) is available for public exposure from this site.

The Prospectus is dated 16 September 2005 and was lodged with the Australian Securities and Investments Commission (**ASIC**) on that date. No responsibility for the contents of the Prospectus is taken by ASIC. No securities will be allotted, issued or sold on the basis of the Prospectus later than 13 months after the date of the Prospectus.

By law, the Prospectus is subject to an exposure period of 7 days following lodgement of the document with ASIC. That period may be extended by ASIC for a further 7 days. The exposure period is intended to enable market participants to examine the Prospectus prior to the raising of funds. No applications will be accepted by the Company during the exposure period. Any application form received during the exposure period will only be processed (without preference) after the exposure period has ended.

Applications for securities in the Company can only be made on an application form attached to a paper copy of the Prospectus. Paper copies of the Prospectus are available free of charge by calling:

Agenix Limited	Computershare Investor Services Pty Ltd	Intersuisse Limited
07 3370 6396	1300 552 270	03 9629 8288

The offer or invitation contained in the Prospectus is only made to Qualifying Shareholders in Australia, New Zealand, Singapore and Hong Kong as set out in the Prospectus.

I AGREE

AGENIX

19 September 2005

AMENDMENT TO LETTER TO SHAREHOLDERS RE CAPITAL RAISING

The letter to shareholders lodged with ASX this morning contained a reference on page 3 to notices sent to optionholders on "12 September 2005". This is a typographical error and should have read "19 September 2005".

Letters to shareholders and optionholders are both being despatched today.

The letter being despatched to shareholders today, attached, contains the correct date.

NEIL LEGGETT
Finance Director and Company Secretary

AGENIX

19 September 2005

Dear Shareholder

Agenix Limited - pro-rata non-renounceable rights issue

Agenix has recently announced to ASX that it is undertaking a pro-rata non-renounceable rights issue to raise approximately $9.85 million (before costs of the issue) through the issue of 39,391,891 shares at $0.25 each.

The rights issue is underwritten by Intersuisse Limited. The underwriter will be paid an underwriting fee of 3% of the rights issue, a management fee of 2% of funds raised and all reasonable costs, professional fees and expenses incurred by it in connection with the issue.

Intersuisse Limited is also acting as broker to the rights issue.

There is also a separate facility under which Agenix may also issue up to two million shares, in addition to the rights issue, to Qualifying Shareholders who apply for shares in addition to their entitlement under the rights issue.

All shares issued will rank equally in all respects from the date of allotment with Agenix's shares currently quoted on ASX.

Qualifying *Shareholders*

Only those shareholders with registered addresses in Australia, New Zealand, Singapore and Hong Kong will be entitled to participate in the rights issue (**Qualifying Shareholders**).

Agenix has determined that it is unreasonable to make offers to other than Qualifying Shareholders having regard to the number of shareholders outside of Australia, New Zealand, Singapore and Hong Kong, the number and value of the shares that would be offered and the cost of complying with legal and regulatory requirements outside of those countries.

The rights issue

The rights issue is an offer to Qualifying Shareholders of one new ordinary share at an issue price of $0.25 for each four ordinary shares held by each such shareholder at 7.00pm on 27 September 2005 **(Record Date)**.

Entitlements will be rounded down to the nearest whole number and holdings on different registers or sub-registers will not be aggregated to calculate entitlements.

The rights issue is non-renounceable, which means that entitlements cannot be sold or otherwise transferred.

Additional shares

Qualifying Shareholders may also apply for additional shares. Those additional shares may be issued, in Agenix's and the underwriter's discretion, either from any shortfall under the rights issue or up to a maximum of two million shares in addition to the rights issue, or a combination of both. However, the underwriter, in its sole discretion, has the right to scale back or reduce to zero the number of additional shares that may be issued to any Qualifying Shareholder.

Company's capital structure

Share capital	**Shares**
Shares on issue at the date of the prospectus	157,567,565
New Shares offered under the prospectus [1]	39,391,891
Shares on completion of rights issue[1]	**196,959,456**

Note 1: Subject to rounding and excluding any additional shares that may be issued in addition to the rights issue and assuming that no shares are issued pursuant to the exercise of existing options on or before the Record Date.

The Company has unlisted options on issue that, if exercised prior to the Record Date, may entitle the optionholder to participate in the rights issue. Notices were sent to optionholders on 19 September 2005 informing them of the rights issue. The table below lists the options currently on issue, assuming that none are exercised prior to the Record Date. Options which have vested (marked *) may be exercised before the Record Date:

Class	**Expiry Date**	**Exercise Price $**	**Number on Issue**
Employee options*	20 July 2007	0.33	1,442,600
Employee options*	25 July 2008	0.44	75,000
Employee options*	25 July 2008	0.34	1,430,625
Options*	7 May 2009	0.36	2,500,000
Employee options*	21 July 2009	0.42	2,991,250
Options*	22 September 2009	0.40	250,000
Options	31 January 2010	0.71	30,000
Employee options	31 May 2010	0.78	250,000
Employee options	21 July 2010	0.68	3,271,250
Employee options	18 November 2010	0.55	1,250,000
Employee options	21 July 2011	0.30	2,578,750
Total			**16,069,475**

Applications

The prospectus for the rights issue was lodged with ASIC on 16 September 2005 and will be sent to shareholders no later than 28 September 2005 accompanied by a personalised entitlement and acceptance form for Qualifying Shareholders to subscribe for new shares under the rights issue. To participate in the rights issue, Qualifying Shareholders must complete and return the entitlement and acceptance form accompanied by the relevant payment to the Registry as described in the prospectus.

The prospectus has also been lodged with ASX and is available on both the ASX website (www.asx.com.au) and the Company's website (www.agenix.com).

Purpose of the rights issue

The purpose of the rights issue is to fund the ongoing development and commercialisation of ThromboView®, a molecular imaging test, which is currently undergoing clinical trials to prove that it can identify blood clots such as deep vein thrombosis and pulmonary embolism.

Important dates

Lodgement of Prospectus with ASIC and announcement of Offer	16 September 2005
Shares trade 'ex' entitlement	21 September 2005
Record Date	7.00pm 27 September 2005
Opening Date	30 September 2005
Closing Date – last date for acceptance and payment in full	5.00pm 17 October 2005
Deferred trading commences	18 October 2005
Allotment and issue of New Shares	25 October 2005
Despatch date of holding statements	25 October 2005
Normal trading of New Shares	26 October 2005

The dates above are indicative only and subject to the Listing Rules and the Corporations Act, the Company in consultation with the underwriter, reserves the right to change any date, including to extend the closing date or to close the offer early without prior notice.

Additional information

If you have any queries at this time, please contact the underwriter to the rights issue, Intersuisse Limited, on (03) 9629 8288 or Agenix on (07) 3370 6396.

Yours sincerely

Ravindran (Ravi) Govindan
Chairman

Agenix Limited, 11 Durbell Street, Acacia Ridge, Qld, 4212